

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2020

Jack Hightower
Chairman and Chief Executive Officer
HighPeak Energy, Inc.
421 W. 3rd Street, Suite 1000
Fort Worth, Texas 76102

> **Re: HighPeak Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 22, 2020**
> **File No. 333-248898**

Dear Mr. Hightower:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 8, 2020 letter

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your response to our prior comment and that you continue to seek to register the issuance of shares of common stock underlying 8,976,875 contingent value rights ("CVRs") that were previously privately placed to forward purchase investors on the basis that such CVRs do not mature within one year. However, we also note that the forward purchase investors appear to have made their investment decision with respect to the CVRs and the shares of common stock underlying such CVRs at the time of the private placement. As the forward purchase investors made their investment decision in a transaction that commenced privately, such transaction must be completed privately and cannot be converted to a registered offering. Please revise your registration fee table and

prospectus to indicate that the registration statement does not cover the offer and sale of these shares. Alternatively, provide further analysis as to why you believe you are eligible to register the issuance of shares of common stock underlying the CVRs issued to forward purchase investors. For guidance, refer to Securities Act Sections Compliance and Disclosure Interpretations 103.04 and 239.15.

You may contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Karina Dorin, Staff Attorney, at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Sarah K. Morgan, Esq.